Mail Stop 6010

December 20, 2007

Scott Garrett, President and Chief Executive Officer
Beckman Coulter Inc.
4300 N. Harbor Boulevard
Fullerton, California 92834

Via U S Mail and FAX [(714) 773-8543]

      Re: Beckman Coulter Inc.
                Form 10-K for the fiscal year ended December 31, 2006
                File No. 1-10109

Dear Mr. Garrett:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant